

A LETTER TO THE SHAREHOLDERS OF MAGELLAN HEALTH, INC.

February 22, 2019

Dear Fellow Shareholders,

Starboard Value LP (together with its affiliates, "Starboard") currently has a beneficial ownership interest of approximately 9.8% of the outstanding shares of Magellan Health, Inc. ("Magellan" or the "Company"), making us one of the Company's largest shareholders. We are writing today as we believe Magellan is deeply undervalued and opportunities exist within the control of management and the Board of Directors (the "Board") to unlock significant value for the benefit of all shareholders.

We appreciate the constructive dialogue we have had with various members of management and the Board over the last few months and we hope to continue those discussions. However, we believe substantial change is needed after a prolonged period of poor performance. Therefore, in light of the upcoming deadline for shareholder nominations, we will be delivering to Magellan a formal notice nominating six highly qualified director candidates for election at the 2019 Annual Meeting of Shareholders (the "2019 Annual Meeting").

Starboard has extensive experience and a successful history of enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management discipline. Our approach to such investments is to actively engage and work closely with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all shareholders.

We believe that Magellan is a great company positioned in an industry with strong secular tailwinds. Unfortunately, operational missteps, including missed execution and poor capital allocation, have resulted in frustratingly extensive periods of share price underperformance. As shown below, the Company has dramatically underperformed its peer group, the managed care sector, and the broader market equity index over the past 1, 3, 5, and 10 years. In fact, over the past 10 years, Magellan's poor performance has been truly astounding, having underperformed its 2018 proxy peer group and the S&P 500 Managed Care Index by 761% and 978%, respectively. This level of long-term, sustained underperformance is rare and very troubling.

Magellan Share Price Underperformance

Total Shareholder Return [1]

	1 Year	3 Year	5 Year	10 Year
S&P 500 Index	1.5%	40.1%	65.5%	272.6%
S&P 500 Managed Care Index	18.8%	112.4%	254.2%	1055.7%
2018 Proxy Peer Group [2]	8.3%	48.9%	154.7%	838.8%
Magellan Health, Inc.	**(39.5%)**	**10.2%**	**(1.0%)**	**77.9%**
Underperformance vs. S&P 500	(41.0%)	(29.8%)	(66.4%)	(194.7%)
Over/(Underperformance) vs. S&P 500 Managed Care Index	(58.3%)	(102.2%)	(255.2%)	(977.8%)
Over/(Underperformance) vs. 2018 Proxy Peer Group	(47.8%)	(38.7%)	(155.6%)	(760.9%)

Source: CapitalIQ.
(1) *Total returns for all periods include dividends; performance measured as of December 12, 2018 (last trading day prior to Starboard filing its 13-D).*
(2) *2018 Proxy Peer Group sourced from MGLN 2018 proxy and includes: CNC, DPLO, EVHC, LH, MD, MOH, PMC, GTS, UHS, WCG (only includes peers that were public during entire duration of time period).*

This consistent share price underperformance is the result of relentless execution issues. Over the past year, key legacy contract losses, poor onboarding of significant yet unprofitable new business, and haphazard execution within the Company's pharmacy benefit management ("PBM") business have resulted in frequent and severe reductions in earnings guidance. Unfortunately, a decade of substantial share price underperformance was punctuated in 2018, a year where Magellan repeatedly disappointed shareholders.

Magellan Share Price Performance


MGLN
S&P 500
S&P 500 Managed Care Index
$130
$120
$110
$100
$90
$80
$70
$60
$50
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
April 24, 2018:
Magellan loses State of Florida SMI Contract
April 26, 2018:
Management reduces FY2018 EPS guidance for the FIRST time
July 27, 2018:
Management reduces FY2018 EPS guidance for the SECOND time
November 7, 2018:
Management reduces FY2018 EPS guidance for the THIRD time
December 13, 2018:
Starboard Value files 13-D

Source: Company filings; CapitalIQ.

Rather than focus on improving profitability in its core healthcare business, Magellan embarked on an aggressive acquisition strategy beginning in 2013, deploying over $1 billion in acquisitions in the subsequent five years. Unfortunately, this strategy has increased the Company's leverage

and destroyed significant shareholder value. As shown in the chart below, greater than $700 million of shareholder value, representing approximately 50% of today's market capitalization, has been destroyed since 2013 against the backdrop of a flourishing industry.

Magellan Value Destruction


($ in billions)
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
Cumulative capital spent on acquisitions since Q3'13(1)
MGLN EV prior to Acquisition Strategy(2)
>$700M of value destroyed
Current MGLN Enterprise Value(3)

Source: Company filings; Starboard estimates.

(1) *All acquisitions include potential contingent payments and exclude working capital adjustments where applicable.*

(2) *Enterprise value as of June 30, 2013.*

(3) *Enterprise value as of December 12, 2018 (last trading day prior to Starboard filing its 13-D).*

In addition to the aggressive acquisition strategy, and despite its subscale operations, Magellan simultaneously expanded into the Medicaid market where it would be forced to compete against massive, diversified health insurance companies such as UnitedHealth Group, Anthem, and Centene, among others. Management made numerous promises to shareholders about the potential synergies and upside from these efforts.

> "Federal and state governments annually spend about $75 billion on individuals with SMI, with around $50 billion currently carved into managed care. For long-term care, the annual Medicaid spending is over $150 billion, with less than 10% currently being managed. And for the developmentally disabled population, another $50 billion in spending with less than 5% managed.
>
> …**Offering special population health management for high cost areas is a natural extension of our existing Behavioral Health services**. We have been talking with several existing as well as potential new health plan customers to see if we could assist them in managing these populations. **We've used this as an inflection point to further refine how we will achieve our MCC special population growth strategy**."
>
> ***- CEO Barry Smith – Q3 2015 Earnings Call***

Unfortunately, despite more than doubling revenue from 2013-2018, largely due to Medicaid contract wins, profitability has failed to follow suit, as segment profit margins have been nearly cut in half during that period with management forecasting further erosion.



Magellan Revenue & Segment Profit Over Time

($ in billions)
Revenue
Segment Profit Margin
$8.0
$6.0
$4.0
$2.0
$-
8.0%
6.0%
4.0%
2.0%
0.0%
$3.5
$3.8
$4.6
$4.8
$5.8
$7.4
$7.4
7.3%
7.1%
6.0%
6.2%
5.3%
4.1%
3.8%
2013
2014
2015
2016
2017
2018E(1)
2019E(2)

Source: Company filings.

(1) *Revenue & segment profit based on management's FY2018 guidance provided November 7, 2018.*

(2) *Revenue & segment profit based on management's FY2019 guidance provided on December 7, 2018.*

Furthermore, despite a significantly larger revenue base, management's visibility into the business has been severely impaired. As a result, the Company has exhibited an inability to forecast earnings and deliver on promised targets, as shown by management's three consecutive quarters of negatively revised guidance throughout 2018. As shown in the charts below, Magellan's share price was cut by nearly half during 2018 on the back of repetitive guidance reductions.



Magellan 2018 Stock Price Fluctuation

2018 Stock Price High
(April 24, 2018)
$111.10
Stock Price Day Prior to
Starboard filing its 13-D
(December 12, 2018)
$58.63
47% Difference

Magellan FY2018 Adj. EPS Guidance(1)

$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$6.08
$6.76
$6.29
$5.57
$4.58
+11%
(7%)
(11%)
(18%)
December '17: Magellan provides initial 2018 EPS guidance
February '18: MGLN raises 2018 EPS guidance on Q4 2017 earnings call
April '18: MGLN lowers 2018 EPS guidance on Q1 2018 earnings call
July '18: MGLN lowers 2018 EPS guidance on Q2 2018 earnings call
November '18: MGLN lowers 2018 EPS guidance on Q3 2018 earnings call

Source: Company filings.

(1) *Midpoint of management's 2018 guidance range.*

Management appears cognizant of the Company's operational issues and bloated cost structure, as CEO Barry Smith and CFO Jonathan Rubin have addressed these difficulties recently:

> "We have the solutions the market is looking for. We have the IP. **It's just a matter of the execution to bring down admin to industry normal levels, not more, not better than the industry, but just the normal levels in the industry and also bringing cost of goods sold both in Pharmacy and MLR on the medical side to industry norms will yield enormous upside for us in the company.**"
>
> ***- CEO Barry Smith – 2019 Guidance Call***

> "In summary, while we're not pleased with our results this year, I'm confident that our growth strategy is sound. After transforming our business and achieving strong top line growth over the past few years, **we have significant earnings power in our current portfolio as we work to increase our margins to industry competitive levels**."
>
> ***- CFO Jonathan Rubin – Q3 2018 Earnings Call***

As such, management provided details for a multi-year profit improvement plan predicated on operational execution and driving cost structure efficiencies. The Company is targeting improvement in its net income margin from approximately 1.4% to greater than 2.0% over the next two to three years. Unfortunately, we believe that this plan does not go far enough as margins will still be significantly below nearly all of the Company's peers, as shown below.

CY2019E Net Profit Margin(1)


5.1%
5.0%
4.8%
3.9%
Peer Average: 3.6%
2.6%
2.5%
Management LT Target
2.0%
Midpoint Management 2019 Guidance
1.4%
1.1%
ESRX (2)
ANTM
CI
MOH
WCG
CNC
MGLN
MGLN
DPLO

Source: Company filings; CapitalIQ; Starboard estimates.
(1) Based on Starboard selection of most relevant peer companies.
(2) Based on midpoint of ESRX management 2018 guidance provided on Q2 2018 earnings call.

While we agree that there is material unrealized earnings power within the portfolio, given the prolonged track record of poor operational execution, we believe the Company lacks the credibility necessary to achieve even these inadequate targets as the perpetual underperformance has led to a crisis of confidence among investors. We cannot understand why initiatives to reduce cost and improve margins were not undertaken long ago, and the Company's previous unwillingness or failure to appropriately address the bloated cost structure calls into serious question the ability and commitment to execute on the required actions. Simply put, management has failed to execute, and the Board has failed to hold management accountable. Therefore, meaningful change is now required.

Although we do believe there are standalone operational improvements that can be achieved by refocusing and driving a healthier balance of growth and profitability, the reality is that Magellan is subscale and is competing against much larger and formidable competitors. A new plan to drive significantly improved financial performance is desperately needed at Magellan. However, we believe concurrently with developing this new plan to drive improved financial results, the Board should be evaluating a broad range of strategic alternatives, including a sale of the whole company, a separation and sale of individual assets, or any other opportunities to maximize value for shareholders.

The managed care and PBM industries remain ripe for consolidation, with acquisitions being a core strategy among many of the largest players. Furthermore, we believe that a strategic acquirer may be willing to pay a substantial premium for Magellan as a whole or for individual segments of the Company. As shown below, transactions in these industries have been executed at considerably higher valuations than where Magellan currently trades. In addition, strategic acquirers with complementary portfolios have the ability to leverage existing infrastructure to generate both revenue growth and margins far in excess of what Magellan could ever generate on a standalone basis.

Precedent Transactions					
Announcement Date	Target	Acquirer		Transaction Value ($M)	EBITDA Multiple
Managed Care					
29-May-18	Meridian	WellCare Health Plans	$	2,500	17.7x
3-Dec-17	Aetna	CVS Health	$	77,000	12.1x
12-Sep-17	Fidelis Care	Centene Corporation	$	3,750	9.4x
17-Nov-16	Universal American Corp.	WellCare Health Plans	$	800	14.1x
				Average:	13.3x
Pharmacy Benefit Managers					
16-Oct-18	Genoa Healthcare	UnitedHealth (OptumRx)	$	2,500	N/A
8-Mar-18	Express Scripts	Cigna	$	67,000	12.5x[1]
15-Nov-17	LDI Integrated Pharmacy Services	Diplomat Pharmacy	$	540	13.2x
10-Oct-17	eviCore Healthcare	Express Scripts	$	3,600	13.1x
				Average:	12.9x
		Magellan 2019 EV/EBITDA Multiple[2]			8.0x

Source: Company filings; CapitalIQ; Wall Street research; Starboard estimates.
(1)   Based on midpoint of ESRX management 2018 core business EBITDA guidance provided on Q2 2018 earnings call.
(2)   Enterprise value as of December 12, 2018 (last trading day prior to Starboard filing its 13-D); EBITDA based on midpoint of management guidance provided on 2019 Guidance Call.

Therefore, we feel it is incumbent upon the Board, in accordance with its fiduciary duties, to initiate a process to explore all potential strategic alternatives. When comparing a revised standalone plan to a sale of the Company, it is crucial for the Board to appropriately assess the risks inherent in the internal plan and the time required to achieve that plan, compared to the certainty of a sale transaction. This is particularly true where, like here, a company has such a persistent track record of poor execution.

We are aware of the recent media reports that Magellan may have engaged advisors to explore a potential transaction. Although we are certainly supportive of this action, we believe it is necessary for there to be new directors in place now to assist in any evaluation to ensure that such a review is properly executed and done with an objective and open mind.

Whether Magellan is sold or remains standalone, we believe substantial change is warranted in order to provide fresh perspective, renewed accountability to shareholders, and importantly, the objectivity to make decisions without the burden of attachment to poor past practices.

Therefore, we have nominated a slate of highly accomplished director candidates for election at the 2019 Annual Meeting. Our selection of these nominees is the result of an intensive process that included the evaluation and interview of numerous candidates. We constructed a slate of director candidates that have diverse and complementary skill sets and the experience that, in the aggregate, provide the expertise gravely needed at the Company. Our director nominees are prepared to drive Magellan forward and act solely in the best interests of all shareholders.

We are nominating directors who, if elected, would represent a majority of the Board. We believe this level of change is appropriate in light of the dismal results and substantial value destruction the Company has experienced over a prolonged period. Although we have engaged, and will continue to engage, with the Company on a constructive solution, unfortunately to date, the Company has been unwilling to accept that significant Board reconstitution is required. We strongly feel these changes are needed in order to restore accountability and reestablish credibility with investors and to plot a new course for sustainable improvements in profitability and growth while being open minded to all potential solutions to maximize value for all shareholders.

We are confident you will find the slate of professionals we are nominating to be incredibly well-qualified to serve as directors at Magellan. As you can see from our nominees' detailed biographies below, this group of extremely impressive director candidates has backgrounds spanning operations, finance, healthcare, private equity, mergers and acquisitions, restructuring, strategic transformation, and public company governance. As a group, they have substantial and highly successful experience in the healthcare, insurance, medical device and equipment, technology, and pharmaceutical industries. Collectively, they have decades of experience as CEOs, CFOs, CAOs, senior executives, chairmen and directors of well-performing healthcare companies.

It is important to note that, while we have nominated six director candidates for election to the Board at the 2019 Annual Meeting, including two direct representatives of Starboard, we are aware that currently only five directors are up for election. We are still evaluating the level of change we believe is required and our intention would be to only include one member of Starboard on our slate.

We look forward to hearing the views of shareholders and remain open to engaging constructively with the Company. Our goal is to represent the best interests of all shareholders, and we believe that our nominees have the experience and track record to drive the much needed change at Magellan that will put the Company on a path to great shareholder returns.

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard's Nominees (in alphabetical order):

Peter A. Feld
- Mr. Feld is a Managing Member and Head of Research of Starboard Value LP. Prior to founding Starboard, he was a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld serves as a director of Symantec Corporation, where he is helping lead Symantec through a significant operational turnaround.
- Mr. Feld previously served as a director of Marvell Technology, Brink's, Darden Restaurants, Insperity, and Integrated Device Technology, among others.

Gavin T. Molinelli
- Mr. Molinelli is a Partner of Starboard Value LP. Prior to Starboard's formation, he was a Director and an Investment Analyst at Ramius LLC.
- Mr. Molinelli previously served on the board of Forest City Realty Trust, Depomed, Wausau Paper, and Actel Corporation.
- Mr. Molinelli has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

Leslie V. Norwalk
- Ms. Norwalk is Strategic Counsel to Epstein Becker Green, EBG Advisors and National Health Advisors, and serves as an advisor to three private equity firms: Warburg Pincus, Peloton Equity, and Enhanced Equity Fund.
- Ms. Norwalk served the Bush Administration as the Acting Administrator for the Centers for Medicare & Medicaid Services (CMS) where she managed the day-to-day operations of Medicare, Medicaid, State Child Health Insurance Programs, Survey and Certification of health care facilities and other federal health care initiatives.
- For four years prior to that, she was the agency's Deputy Administrator, responsible for the implementation of the hundreds of changes made under the Medicare Modernization Act, including the Medicare Prescription Drug Benefit.
- Ms. Norwalk is a member of the board of Endologix, Providence Service Corp., and NuVasive, along with several privately held healthcare companies.

Guy P. Sansone
- Mr. Sansone is a Managing Director at Alvarez & Marsal, and currently serves on the board of Civitas Solutions and HealthPRO Heritage.
- Over the past two decades, Mr. Sansone has served as a C-level officer at some of the largest and most publically recognized turnarounds and/or restructurings in the healthcare services sector.
- His roles have included: CEO of Visiting Nurses Services of New York; President of Life Cell; Chief Implementation Officer of Barnabas Health; Chief Restructuring Officer of Erickson Retirement Communities; Chief Financial Officer of HealthSouth Corporation; President and Chief Executive Officer of Rotech Healthcare; and Senior Vice President of Integrated Health Services.
- Mr. Sansone's major advisory assignments have also included Sunrise Senior Living and Health Management Associates.

Steven J. Shulman
- Mr. Shulman brings more than 40 years of experience in the healthcare industry, as well as significant operational and turnaround expertise.
- He is the former Chairman and CEO of Magellan Health Services (NASDAQ:MGLN), from 2002 to 2008, where he spearheaded the company's successful turnaround and restructuring out of bankruptcy and diversification into one of the nation's foremost specialty healthcare management companies.
- Mr. Shulman also led Prudential Healthcare through its major turnaround while serving as the company's Chairman, President & CEO, culminating in the company's successful sale to Aetna.
- He became Chairman of Health Management Associates, as the result of a successful proxy contest, where he oversaw the company's sale to Community Health Systems.
- Mr. Shulman served as the Chairman of R1 RCM, where he orchestrated the company's successful turnaround and re-listing on NASDAQ, and as a director of several privately-held companies.

Shirley A. Weis
- Ms. Weis is an accomplished healthcare professional, earning the reputation of a world-class leader adept in combining leadership, communications and financial expertise to execute and provide oversight on enterprise-wide initiatives that enhance quality, safety and service while assuring bottom line results.
- She was the Vice President and Chief Administrative Officer for Mayo Clinic, coordinating overall institutional strategy and operations of Mayo Clinic's $9 billion, 60,000 employee healthcare system and treats more than a million patients a year.
- Ms. Weis was a member of the Mayo Clinic Board of Trustees and served as the Secretary for the Mayo Clinic Board of Governors.
- Ms. Weis is a member of the board of RTI Surgical and Sentry Insurance.

Best Regards,

Peter A. Feld
Managing Member
Starboard Value LP